  As filed with the Securities and Exchange Commission on September 30, 1998.
                                                           Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM F-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          VERONEX TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)
                                Not Applicable
                (Translation of Registrant's Name into English)



British Columbia, Canada                                    95-4235375
------------------------                                    ----------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                           Identification No.)


              #701 475 Howe Street             18023 Sky Park Circle, Suite E-2
Vancouver, British Columbia, Canada V6C 2B3         Irvine, California 92614
             (604) 669-5650                             (949) 253-9600

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     David A. Hite, Chief Executive Office
                       18023 Sky Park Circle, Suite E-2
                           Irvine, California 92614
                                (949) 253-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:
                   Randolf W. Katz, Esq., Arter & Hadden LLP
              5 Park Plaza, Suite 1000, Irvine, California 92614
   Approximate date of commencement of proposed sale to the public _______.

   If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

   If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                              [_]_____________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                        CALCULATION OF REGISTRATION FEE

                                                                        Maximum                 Maximum           Amount of
              Title of each class                  Amount to be      offering price             aggregate        registration
         of securities to be registered             registered           per share            offering price         fee
------------------------------------------------------------------------------------------------------------------------------
Common Stock, prior issues                               502,000             $4.08(2)             $2,048,160(2)      $  604.21
Common Stock issuable upon(1):
  Contingency event (Additional Shares)                1,506,000             $0.00                $        0         $    0.00
  Exercise of Unit Warrants                              502,000             $8.00                $4,016,000         $1,184.72
  Exercise of Additional Warrants                      1,506,000             $2.00                $3,012,000         $  888.54
  Exercise of Placement Warrants                         100,400             $4.00                $  401,600         $  118.47
  Exercise of Additional Placement Warrants              301,200             $1.00                $  301,200         $   88.85
------------------------------------------------------------------------------------------------------------------------------
Total Registration Fee                                 4,417,600                                  $9,778,960         $2,884.79
------------------------------------------------------------------------------------------------------------------------------

(1) Assumes the grant of additional warrants representing 1,807,200 shares of Common Stock, the exercise of all Warrants, and the issuance of an additional 1,506,000 shares of Common Stock, which are currently contingent.
(2) Estimated solely for purposes of computing the registration fee, based upon the average of the closing bid and ask prices on September 24, 1998, pursuant to Rule 457(c).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                               ________________

                          VERONEX TECHNOLOGIES, INC.
                             CROSS-REFERENCE SHEET

             PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING THE
            LOCATION OF INFORMATION REQUIRED BY PART I OF FORM F-2

Item of Form F-2                                                Prospectus' Caption or Location
----------------                                                -------------------------------
1.    Forepart of the Registration Statement and Outside        Cover of Registration Statement; Cross Reference
      Front Cover of Prospectus..............................   Sheet; Outside Front Cover of Prospectus

2.    Inside Front and Outside Back Cover Page of Prospectus.   Prospectus Summary

3.    Summary Information, and Risk Factors..................   Prospectus Summary; Risk Factors

4.    Use of Proceeds........................................   Use of Proceeds

5.    Determination of Offering Price........................   The Offering; Description of Securities

6.    Dilution...............................................   Dilution

7.    Selling Security Holders...............................   Selling Shareholders

8.    Plan of Distribution...................................   Prospectus Summary; The Offering; Plan of
                                                                Distribution

9.    Description of Securities to be Registered.............   Prospectus Summary; The Offering; Description of
                                                                Securities

10.   Interests of Named Experts and Counsel.................   Legal Matters

11.   Material Changes.......................................   Recent Developments

12.   Information with Respect to the Registrant.............   Incorporation of Certain Documents by Reference

13.   Disclosure of Commission Position on Indemnification
      for Securities Act Liabilities.........................   Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.


PROSPECTUS         Subject to Completion, September 30, 1998

                               4,417,600 SHARES
                          VERONEX TECHNOLOGIES, INC.
                                 COMMON STOCK

     Veronex Technologies, Inc., a British Columbia corporation ("Veronex" or the "Company"), is offering to sell up to 3,915,600 shares of its Common Stock, no par value per share ("Common Stock"), as follows: (i) up to 1,506,000 shares of Common Stock ("Additional Shares") to certain shareholders ("Unit Investors") of the Company who purchased Units, each unit being comprised of one share of Common Stock and one unit warrant ("Unit Warrants"), sold during November 1997 in a private placement; (ii) up to 502,000 shares of Common Stock underlying the Unit Warrants ("Unit Warrant Shares"); (iii) up to an additional 1,506,000 shares of Common Stock underlying additional warrants ("Additional Warrants") that, under certain circumstances, may be granted to the holders of the Unit Warrants ("Additional Warrant Shares"); (iv) up to 100,400 shares of Common Stock underlying warrants granted to Robb Peck McCooey Clearing Corp. ("Placement Warrants"), the Company's placement agent during its sale of the Units ("Placement Warrant Shares"); and (v) up to an additional 301,200 shares of Common Stock underlying additional warrants ("Additional Placement Warrants") that may be granted to the holders of the Placement Warrants ("Additional Placement Warrant Shares"). The foregoing Additional Warrants and Additional Placement Warrants may be referred to hereinafter collectively as "Contingent Warrants." The foregoing Unit Warrants, Additional Warrants, Placement Warrants, and Additional Placement Warrants may be referred to hereinafter collectively as "Warrants." The shares of Common Stock underlying the Warrants may be referred to hereinafter collectively as "Warrant Shares." This Prospectus is also offering for sale up to 502,000 shares of the Common Stock ("Selling Shareholder Shares") for the account of certain of the Company's shareholders ("Selling Shareholders"). The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares. The foregoing Additional Shares and Selling Shareholder Shares may be referred to hereinafter collectively as "Unit Shares." The Company's Common Stock is quoted on the OTC Bulletin Board in the United States of America under the symbol "VXTK."

                                _______________

    THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK
       FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS
             THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                _______________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
             STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
      OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                                _______________
              THE DATE OF THIS PROSPECTUS IS SEPTEMBER __, 1998.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                _______________

                               TABLE OF CONTENTS

                                                                                                 Page
      Available Information.......................................................................2
      Incorporation of Certain Documents by Reference.............................................3
      Forward Looking Statements..................................................................3
      Prospectus Summary..........................................................................4
      The Offering................................................................................5
      Risk Factors................................................................................6
      Description of Securities...................................................................10
      Dilution....................................................................................14
      Use of Proceeds.............................................................................20
      Recent Developments.........................................................................21
      Selling Shareholders........................................................................26
      Plan of Distribution........................................................................27
      Legal Matters...............................................................................27

--------------------------------------------------------------------------------
                             AVAILABLE INFORMATION
--------------------------------------------------------------------------------

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form F-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered in this Offering. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus (the "Prospectus"), which constitutes a part of a Registration Statement, omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the schedules relating thereto. Each statement made in this Prospectus concerning any document filed as an exhibit to the Registration Statement is not necessarily complete, and each statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

     The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024,

Washington, D.C. 20549, or at its regional offices at 210 South Dearborn Street, Room 1204, Chicago, Illinois 60604; and 7 World Trade Center, 13th Floor, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, Room 1024, Washington, D.C. 20549.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at its regional offices at 210 South Dearborn Street, Room 1204, Chicago, Illinois 60604; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

--------------------------------------------------------------------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
--------------------------------------------------------------------------------

     The Company's Annual Report on Form 20-F, as amended, for the fiscal year ended February 28, 1998 ("Form 20-F") and Report of Foreign Issuer on Form 6-K for the fiscal quarter ended May 31, 1998 ("Form 6-K") are incorporated by reference in this Prospectus and shall be deemed to be a part hereof, and are delivered herewith.

--------------------------------------------------------------------------------
                          FORWARD LOOKING INFORMATION
--------------------------------------------------------------------------------

     This Prospectus contains certain forward looking information about the Company, its business, and its anticipated future performance. This information is based on various assumptions by the management of the Company and may not prove to be correct. These assumptions include: (i) the receipt of adequate additional capital on a timely basis to enable the Company to implement its business plans; (ii) the commercial viability of the Company's year 2000 software and the related business application engineering and re-engineering toolset; (iii) the success of the Company's marketing and partnering efforts in respect of such software; and (iv) the continuation of favorable economic conditions.

     All of these assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no assurance that actual results will meet expectations or will not be materially lower than the results contemplated in this Prospectus.

--------------------------------------------------------------------------------
                              PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

     The following summary is qualified in its entirety by reference to the detailed information, financial statements and related notes appearing elsewhere in the Prospectus including information under the caption "Risk Factors." Each investor is urged to read the Prospectus in its entirety.

                                  THE COMPANY

     Veronex Technologies, Inc. is a corporation organized under the laws of the Province of British Columbia, Canada and was incorporated on March 8, 1974 under the name of Rockel Mines Ltd. The Company changed its name to Veronex Resources Ltd. on May 1, 1979, International Veronex Resources Ltd. on October 21, 1992, and to Veronex Technologies, Inc. on December 4, 1997.

     In 1978, Veronex began a long-term strategy aggressively to acquire and develop diversified natural resource properties. The acquisition of these new natural resource opportunities was usually for a combination of cash and the issuance of new shares of common stock. Generally, the issuance of a portion of these new shares of common stock was contingent upon the discovery and successful production of the desired natural resource. The Company's normal business approach was to combine its own exploration and operational expertise with the financial strength of a major partner.

     During the early part of 1997, the Company began an effort to redirect it focus to become a computer software development and publishing company with a fully integrated business application engineering and re-engineering toolset. Since then, the Company has completed acquisitions of the worldwide rights, title, and interest in and to a new software product that (i) provides a solution to the Millennium issue and Year 2000 computer incompatibilities ("Y2K Solution") and (ii) provides non-technical personnel with the ability to analyze, design, modify, document, and implement high quality, custom software applications. The Company's recent name change to Veronex Technologies, Inc. reflects its successful transition into the computer software industry and its mission to become the leading software provider for business application systems for the New Millennium.

     The Company's Common Stock is registered under the Securities Exchange Act of 1934, as amended, and its stock trades principally on the OTC Bulletin Board in the United States of America under the symbol "VXTK." The Company's common stock was also registered with and traded on the Vancouver Stock Exchange in Canada under its previous name, International Veronex Resources Ltd., and symbol "IVX," until the Company applied for a voluntary delisting from the Vancouver Stock Exchange and as of July 4, 1997, the Company's common shares were delisted from trading on the Vancouver Stock Exchange.

                                 RISK FACTORS

     Investment in the securities offered hereby involves a high degree of risk. Purchasers of the securities should carefully review the factors under headings "Risk Factors" and "Dilution."

--------------------------------------------------------------------------------

                                 THE OFFERING


Securities Offered.............    The 4,417,600 shares of Common Stock offered
                                   hereby include up to 502,000 Selling
                                   Shareholder Shares, and up to 1,506,000
                                   Additional Shares, 502,000 Unit Warrant
                                   Shares, 1,506,000 Additional Warrant Shares,
                                   100,400 Placement Warrant Shares, and 301,200
                                   Additional Placement Warrant Shares. (See
                                   "Description of Securities," and Prospectus
                                   Cover Page)

Shares of Common Stock
  Outstanding:
     Prior to Offering(1)......    6,996,159
     After Offering(2).........    10,911,759

Use of Proceeds................    If the Contingent Warrants are granted and
                                   the Warrants are exercised (as to which
                                   exercise there can be no assurance), the net proceeds therefrom have been allocated by the Company for working capital and general corporate purposes. Thus, holders of the Warrants upon the exercise thereof will be entrusting their funds with management without any specific commitment on the part of the Company for their use. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares.

Risk Factors...................    Investment in the securities offered hereby
                                   involves a high degree of risk. Purchasers of the securities should carefully review the factors under headings "Risk Factors" and "Dilution."

Other Information..............    This Prospectus incorporates certain other
                                   documents and material information by
                                   reference. See "Incorporation of Certain
                                   Documents by Reference" and "Recent
                                   Developments."

OTC Bulletin Board
  Symbol.......................    VXTK

____________________
(1)  As of August 31, 1998.
(2) Assumes that all Contingent Warrants are granted, that all Warrants are exercised, as to which exercise there can be no assurance, and that the Additional Shares are issued.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 RISK FACTORS
--------------------------------------------------------------------------------

SUBSTANTIAL HISTORICAL OPERATING LOSSES; LACK OF SALES.

     Since inception, the Company has generated a deficit of approximately $45,000,000. As of May 31, 1998, the Company has generated approximately $2,000,000 operating revenues from its Y2K Solution and Related Software. There can be no assurance that any meaningful additional sales revenues will be generated therefrom or that the Y2K Solution or Related Software will prove to be commercially feasible.

NEED FOR ADDITIONAL FINANCING.

     The development and commercialization of the Company's Y2K Solution and Related Software may require the expenditure of substantial capital. Subsequent to the Offering, the Company may require additional funding in order to achieve its operating objectives. The timing of completion of the commercialization and commercial acceptance of the Y2K Solution and Related Software may increase the Company's requirements for capital. If additional capital is required, the Company may seek to obtain such additional funds primarily through additional public or private equity or debt financings. Such additional financings may result in dilution to current shareholders. There can be no assurance that such additional financing, if required, can be obtained on terms acceptable to the Company, if at all. If additional funds are not available, the Company may be required to curtail significantly or to eliminate some or all of its development or sales and marketing programs or to obtain funds through arrangements with corporate partners or others who may require the Company to relinquish certain rights to its intellectual property. The Company currently has no established bank credit arrangements.

LIMITED EXPERIENCE WITH Y2K SOLUTION AND RELATED SOFTWARE.

     On January 14, 1997, the Company entered into a Property Purchase Agreement (the "Purchase Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer. Effective August 1, 1997, the Company acquired additional, complementary technologies and expertise to assist its efforts in furthering the development and marketing of its software products (collectively referred to as the "I|NOVA System"). The Y2K Solution, I|NOVA System, software, and related technologies are sometimes hereinafter referred to herein as the "Software" or "Y2K Solution and Related Software."

     Although management believes that the Company's software capabilities, and the individual experience of the Company's key employees, are considerable, the recent amalgamation of such individuals and their continued development work on the Y2K Solution and Related Software leaves the Company subject to all risks incident to the creation of a new business and the development of new products, including the absence of a history of operations and of proven products that have been produced, sold, and installed in quantity. Further, the Company is at a commercial and strategic disadvantage to other companies that have already commenced commercialization of their solutions to the year 2000 problem. Thus, there can be no assurance that the Company will ultimately realize any material level of revenues from the sale and installation of its products.

SUCCESSFUL SALES NOT ASSURED.

     Notwithstanding the Company's belief that its new, proprietary Y2K Solution and Related Software provides significant advantages over any other equivalent products, the Company does not have resources sufficient to assure prospective investors that the Company will be successful in its sales and marketing efforts. Although the Company has certain experienced and highly regarded personnel, the Company, as an enterprise, has limited experience in sales, marketing, or distribution of software and related products and services. To market the Y2K Solution and Related Software directly, the Company must develop a marketing and sales force with technical expertise and support capability. Alternatively, the Company may seek to obtain the assistance of various enterprises through licensing or other methods of joint marketing. There can be no assurance that the company will be able to establish sales and distribution capabilities to obtain the assistance of one or more enterprises in such efforts.

     During 1998, the Company has entered into four Strategic Alliance Agreements to license the I|NOVA System. Effective February 1, 1998, the Company signed its first Strategic Alliance Agreement to license the I|NOVA System to VentureTech 2000, Inc. The terms of the agreement provide for a license fee of $2,500,000 to be paid out of the revenues generated by the use and/or sub-licensing of the I|NOVA System by VentureTech 2000 to its clients. VentureTech 2000 is also required to share all gross revenues on a ratio of 65% to Veronex and 35% to VentureTech 2000 until Veronex receives the entire $2,500,000 license fee, thereafter, the revenues generated by the use and/or sub-licensing of the I|NOVA System by VentureTech 2000 to its clients will be shared on a ratio of 65% of all gross revenues to VentureTech 2000 and the remaining 35% to Veronex. Veronex has elected to treat this transaction as a non-revenue event until such time as there are actual revenues generated by VentureTech 2000 by the use and/or sub-licensing of the I|NOVA System and these revenues are received by Veronex.

     On June 1, 1998, the Company announced the execution of a second Strategic Alliance Agreement for a five-year period with AGISS Corp. to license the use of the Company's complete I|NOVA System. The AGISS Agreement provided for an exclusive territory to AGISS for the Ontario and Quebec provinces of Canada for the period up to December 31, 1999. AGISS is to pay a one-time license fee and permit the Company to share in gross revenues generated from the use of the I|NOVA System.

     On June 4, 1998, the Company announced the execution of a third Strategic Alliance Agreement with Kathpal Technologies, Inc. The terms of this agreement provide for Kathpal to pay a one-time license fee and permit the Company to share in gross revenues generated from the use of the I|NOVA System.

     The execution of a fourth Strategic Alliance Agreement was announced on July 2, 1998, with Crest Electronics, Inc. The terms of the agreement call for Crest to pay a one-time license fee of $2,500,000 and to permit the Company to share in gross revenues generated from the use of the I|NOVA System.

PROPRIETARY TECHNOLOGY.

     Although the Company recently filed a comprehensive patent application and a continuation-in-part application for its Y2K Solution and Related Software, and anticipates that its engineering activities will result in a number of additional patent applications, there can be no assurance that any patents will issue therefrom or, if issued, that they will provide significant commercial protection. Moreover, third parties may have filed other patent applications and patents may be issued on such inventions and such third parties may otherwise claim proprietary rights to technology useful or necessary to the Company. The extent to which the Company may be required to seek licenses under such other patents or other proprietary rights, and the cost or availability of such licenses, cannot now be predicted. There can be no assurance that others will not independently develop superior know-how or obtain access to know-how used by the Company that it now considers proprietary.

SUCCESS DEPENDENT UPON MANAGEMENT.

     Success of the Company and its subsidiaries will depend, to a large extent, upon the active participation of Messrs. David A. Hite, Thomas J. Price, Thomas
A. Speed, and Terry G. Goodbody, executive officers or senior product development personnel of the Company. Although all of such individuals have executed employment agreements with the Company, there can be no assurance that each of such individuals will continue to be employed by the Company. There are no key-man life insurance policies in effect in respect of any such individuals. The loss of the services of any such individuals could materially and adversely affect the continued development of the products of the Company and their viability in the marketplace.

COMPETITION IN THE MARKETPLACE.

     The concern raised by the seeming inability of significant numbers of computers to function as of the turn of the century has generated material governmental and industrial concern. In response thereto, numerous computer hardware and software companies (both established and development stage) have been devoting substantial resources to solving the problem. Veronex is one of such companies. However, many of such competitors have greater financial and other resources, experience, and reputation than the Company and, consequently, the Company has been and may continue to be at a competitive disadvantage in these areas. Many of such entities have exerted and will continue to exert extensive research and development efforts that have resulted or may result in the introduction of a multitude of sophisticated, commercially marketable products and services for the markets. Notwithstanding management's belief that the Company's Y2K Solution and Related Software represents a true, viable solution to the problem, there can be no assurance that the Company will be able to market and sell its products successfully in the marketplace.

RISKS OF INVESTING IN THE INDUSTRY.

     An investment in any aspect of the computer hardware or software industry is speculative and historically has involved a high degree of risk. This industry has frequent introductions of new products and product enhancements. While the Company has certain proprietary software technology, there can be no assurance that it will be able to develop new products and enhance existing products in a timely manner in response to changing market demand and competitive pressure. Success of the Company will depend on a number of factors over which it has little or no control.

GENERAL ALLOCATION OF PROCEEDS.

     The net proceeds, if any, of the Offering will be allocated for general working capital of the Company. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares. Investors must entrust the ultimate applications thereof to the judgment of management. (See "Use of Proceeds.")

DIVIDENDS.

     The Company has not declared or paid any dividends on its Common Stock since 1983. No dividends are contemplated at any time in the foreseeable future. (See "Description of Securities.")

DILUTION.

     Purchasers of shares of Common Stock offered hereby will suffer immediate dilution in the net tangible book value of their shares of Common Stock. (See "Dilution.")

REGULATION OF DESIGNATED SECURITIES.

     The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "designated securities." Designated securities generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The designated securities rules require a broker-dealer, prior to a transaction in a designated security not otherwise exempted from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about designated securities and the nature and level of risks in the designated securities market. The broker-dealer also must provide the customer with bid and offer quotations for the designated security, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each designated security held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a designated security not otherwise exempt from such rules, the broker-dealer must make a special written determination that a designated security is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the designated security. The Company's Common Stock is subject to the designated security rules, and, accordingly, investors in this offering may find it difficult to sell their shares of Common Stock, if at all.

--------------------------------------------------------------------------------
                            DESCRIPTION OF SECURITIES
--------------------------------------------------------------------------------

COMMON STOCK.

     The Company's equity capital consists of one class of stock -- common. A holder of Common Stock is entitled to one vote per share on all matters submitted for action by the shareholders. All shares of Common Stock are equal to each other with respect to the election of directors. The terms of the directors are not staggered and the board is not classified. Directors are elected annually to serve until the next annual meeting of shareholders and until their successors are elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Company. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, on a pro rata basis, the assets remaining after creditors and holders of any class of stock having liquidation rights senior to holders of Common Stock have been paid in full.

     The Company has 100,000,000 shares of Common Stock authorized. As of August 31, 1998, the transfer ledgers maintained by the Company's transfer agent, including individual participants in security position listings, indicated that there were approximately seven million shares of Common Stock issued and outstanding, which were held by approximately 3,500 persons.

     As of August 31, 1998, there were approximately 1.9 million restricted shares of Common Stock outstanding. Future sales of these shares under Rule 144 could depress the market price of the Common Stock. A majority of such shares are eligible for sale pursuant to Rule 144; however, given the size of the shareholdings, the volume limitations of Rule 144 would significantly limit their resale.

CERTAIN MARKET INFORMATION.

     The Common Stock is quoted on the OTC Bulletin Board. The following table sets forth the high and low bid prices (expressed in U.S. Dollars on the OTC Bulletin Board) for the Company's Common Stock for its most recent fiscal year ended February 28, 1998 and fiscal quarters ended August 31, 1998, and May 31, 1998, respectively.

                 Period Ended            High           Low
                 ------------            ----           ---
               August 31, 1998           9.500         3.375
               May 31, 1998             13.563         3.750
               February 28, 1998         5.875         0.875

     The above-stated quotations represent inter-dealer prices, without mark-ups or commissions, and may not necessarily be indicative of actual sales prices. On September 24, 1998, the closing price for the Common Stock, as reported on the OTC Bulletin Board, was $4.125.

DIVIDENDS.

     The Company has not declared or paid any dividends on its Common Stock since 1983. Further, no dividends are contemplated at any time in the foreseeable future. There are no current or contemplated restrictions which will limit the ability of the Company to declare and pay dividends. (See "Risk Factors.")

UNITS.

     During its 1998 Fiscal Year, the Company offered to sell, and sold, through its exclusive placement agent, Robb Peck McCooey Clearing Corp. ("Placement Agent"), 502,000 Units in a private placement ("Private Placement"). Each Unit was offered at a price of $4.00 and was comprised of one share of Common Stock and one redeemable Common Stock purchase warrant (as referred to earlier as a Unit Warrant). Each Unit Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at an exercise price of $8.00 per share, subject to adjustment in certain circumstances. The Unit Warrants are redeemable, in whole or in part, at the option of the Company, for $.10 per Unit Warrant on not less than 30 days' prior written notice, at any time, provided that (i) the closing bid price of the Company's Common Stock is at least $10.00, and the trading volume of the of the Common Stock is not less than 30,000 shares per day, on each of the 20 consecutive trading days ending within 10 days of the date of the notice of redemption; (ii) the Company's Common Stock is listed on a national exchange or the Nasdaq Stock Market; and (iii) the shares of Common Stock underlying the Unit Warrants have been registered for public distribution under the Securities Act.

     The Company granted certain registration rights to persons who purchase Units, and also granted certain additional rights to the Placement Agent regarding the constituent portions of the Placement Warrants. The Company also agreed to use its best efforts to register the Unit Shares and the Warrant Shares.

WARRANTS.

     The Warrants contain general anti-dilution provisions to avoid dilution of the equity interest represented by the Warrant Shares upon the occurrence of certain events, e.g., Common Stock share dividends or splits and the issuance of shares of Common Stock at less than the exercise price of the Warrants, with certain exceptions. In the event of liquidation, dissolution, or winding up of the Company, Warrant holders will not be entitled to participate in the assets of the Company unless they exercise their Warrants. Warrant holders have no voting, preemptive, liquidation, or other rights of holders of Common Stock, and are not entitled to participate in dividends.

     The Unit Warrants allow the registered holders thereof to acquire additional shares of Common Stock at an exercise price of $8.00 per share for a five-year period commencing after the closing of the Private Placement, unless the Unit Warrants have been previously redeemed.

REVENUE AMOUNT.

     If the Company generates less than $24,000,000 in gross revenues from November 7, 1997 to November 30, 1998 ("Revenue Amount"), then the Company is required to issue additional shares of Common Stock to those persons who purchased Units. Such additional issuances, if any, will be in accordance with the schedule set forth below.

               Additional Shares             Gross Revenues of the Company
               -----------------             -----------------------------
              (Per Warrant Share)

                      0                        in excess of      $24,000,000
                     .5                       $20,000,000   --   $24,000,000
                    1.0                       $16,000,000   --   $19,999,999
                    1.5                       $12,000,000   --   $15,999,999
                    2.0                       $8,000,000    --   $11,999,999
                    2.5                       $4,000,000    --   $ 7,999,999
                    3.0                       $0            --   $ 3,999,000

     If the Company fails to generate the Revenue Amount on or before November 30, 1998, then the exercise price of each Unit Warrant will be reduced automatically and permanently to $2.00, subject to further adjustment for stock splits and recapitalizations. In addition, the Company has agreed to grant Additional Warrants to the holders of the Unit Warrants (on terms identical to the Unit Warrants) in accordance with the schedule set forth below.

              Additional Warrants            Gross Revenues of the Company
              -------------------
              (Per Unit Warrant)

                      0                        in excess of      $24,000,000
                     .5                       $20,000,000   --   $24,000,000
                    1.0                       $16,000,000   --   $19,999,999
                    1.5                       $12,000,000   --   $15,999,999
                    2.0                       $8,000,000    --   $11,999,999
                    2.5                       $4,000,000    --   $ 7,999,999
                    3.0                       $0            --   $ 3,999,000

     The Company has reserved from its authorized but unissued shares a sufficient number of shares of Common Stock for issuance on exercise of the Unit Warrants and the Additional Warrants. During the period in which a Unit Warrant or an Additional Warrant is exercisable, exercise of a Unit Warrant or an Additional Warrant may be effected by delivery of a certificate therefor duly endorsed for exercise and accompanied by payment of the exercise price.

     The Warrant holders have no rights as shareholders until they exercise their Warrants, and the Warrants are subject to the terms and conditions of a Warrant Agreement between the Company and the Warrant holders.

PLACEMENT WARRANTS.

     The Company agreed to issue the Placement Warrants to the Placement Agent allowing it or its permitted assigns to acquire, upon exercise, up to 100,400 shares of Common Stock at an exercise price of $4.00 per share for a five-year period commencing after the final closing of the Private Placement, unless the Placement Warrants are previously redeemed. The Placement Warrants contain general anti-dilution provisions, and are subject to redemption by the Company, under the same terms and conditions as the Unit Warrants.

     If the Company fails to generate the Revenue Amount on or before November 30, 1998, then the exercise price of each Placement Warrant will be reduced automatically and permanently to $2.00, subject to further adjustment for stock splits and recapitalizations. In addition, the Company has agreed to grant Additional Placement Warrants to the holders of the Placement Warrants in an amount equal to 20% of the Additional Warrants, if any, granted to the Warrant holders, which shall contain an exercise price of $1.00, but otherwise contain terms identical to the Placement Warrants.

     The Placement Warrants contain demand and incidental registration rights provisions. The Company has reserved from its authorized but unissued shares a sufficient number of shares of Common Stock for issuance on exercise of the Placement Warrants and the Additional Placement Warrants.

REGISTRATION RIGHTS.

     The Unit Shares and Warrant Shares are the subject of certain incidental registration rights by virtue of an agreement entered into between the Company and the Unit Investors and the Placement Agent, respectively (collectively, the "Registration Rights Agreements"). The Registration Rights Agreements provide for registration of such securities (collectively, the "Registrable Securities") during the period in which the securities remain subject to the registration requirements set forth under the Securities Act prior to sale, in the event that the Company proposes to register any other shares of Common Stock under the Securities Act.

     The Company will be solely responsible for the costs and expenses of the registrations (except or under certain circumstances set forth in the Registration Rights Agreements). The Company has agreed to indemnify the Placement Agent and any Warrant holder against any costs or liabilities incurred by the Placement Agent or any Warrant holder by reason of misstatements or omissions to state material facts in connection with statements made in the registration statements required under the Registration Rights Agreements. The Warrant holders have agreed to indemnify the Company against any liabilities by reason of misstatements or omissions to state material facts on his/her/its part in connection with the statements made in the registration statement based on information furnished in writing by such Warrant holder.

TRANSFER AGENT.

     Montreal Trust, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9; and ChaseMellon Shareholder Services, Overpeck Center, 85 Challenger Road, Ridgefield Park, New Jersey, USA 07660 serve as co-transfer agents for the Common Stock. The Company acts as its own transfer agent for the Warrants.

--------------------------------------------------------------------------------
                                   DILUTION
--------------------------------------------------------------------------------

     The net tangible book value of the Company as of May 31, 1998, was $3,709,000 or $0.53 per share of Common Stock, based upon 6,977,501 shares of Common Stock issued and outstanding. The cost to be paid by the Company for registering the securities is estimated at $40,000 ("Offering Costs"). Net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less the amount of its total liabilities, divided by the number of shares of Common Stock outstanding.

     The following discussion addresses the dilution that may occur as a result of three different scenarios. The first scenario assumes that the Company generates all of the Revenue Amount on or before November 30, 1998. The second scenario assumes that the Company generates 50% of the Revenue Amount ($12,000,000) on or before November 30, 1998. The third scenario assumes that the Company fails to generate any of the Revenue Amount on or before November 30, 1998.

     If the Company generates the Revenue Amount, as to the occurrence of which there can be no assurance, on or before November 30, 1998, it will not be required to issue the Additional Shares, grant the Additional Warrants and Additional Placement Warrants, or adjust the various strike prices associated with the Warrants. Thus, if all of the Unit Warrants and Placement Warrants, which represent shares of Common Stock being registered hereby, were exercised (as to which exercise there can be no assurance), 602,400 shares of Common Stock would be issued at an average price per share of $7.33, and the pro forma net tangible book value of the Company as so adjusted at May 31, 1998, would be $8,086,600 (net of Offering Costs), or $1.07 per share of Common Stock, representing an immediate increase in net tangible book value of approximately $0.54 per share to present holders of Common Stock and an immediate dilution of $6.26 per share to new investors. (See "Risk Factors.")

     The following table illustrates the per share dilution if the shares of Common Stock registered hereby are purchased by different groups of security holders exclusively, assuming that the Company generates the Revenue Amount. It does not include any shares of Common Stock registered for sale hereby for the account of any of the Selling Shareholders. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares.

============================================================================================================
                                                                                  Additional
                          Additional        Unit      Additional    Placement      Placement     All New
                            Shares        Warrants     Warrants      Warrants      Warrants     Investors(1)
                            ------        --------     --------      --------      --------     ---------
       Public offering
    price per share(2)       n/a           $8.00(3)       n/a          $4.00(4)       n/a           $7.33(5)
                             ===            =====         ===           ====          ===            ====

          Net tangible
        book value per
        share prior to
           offering(6)       n/a           $0.53          n/a          $0.53          n/a           $0.53

      Change per share
       attributable to
      new investors(7)       n/a           $0.50          n/a          $0.05          n/a           $0.54(5)
                             ---            ----          ---           ----          ---            ----

         Pro forma net
         tangible book
       value per share
     after offering(7)       n/a           $1.03          n/a          $0.58          n/a           $1.07(5)
                             ===            ====          ===           ====          ===            ====

          Dilution per
          share to new
          investors(7)       n/a           $6.97          n/a          $3.42          n/a           $6.26(5)
============================================================================================================
          Total shares
        outstanding(6)       n/a       6,977,501          n/a      6,977,501          n/a       6,977,501

     Shares offered to
         new investors       n/a         502,000          n/a        100,400          n/a         602,400
                             ---         -------          ---        -------          ---         -------

          Total shares
     after purchase by
         new investors       n/a       7,479,501          n/a      7,077,901          n/a       7,579,901
============================================================================================================
          Net tangible
         book value(6)       n/a      $3,709,000          n/a     $3,709,000          n/a      $3,709,000

         Investment by
         new investors       n/a      $4,016,000          n/a       $401,600          n/a      $4,417,600
                             ---      ----------          ---       --------          ---      ----------

         Pro forma net
         tangible book
           value after
           offering(7)       n/a      $7,685,000          n/a     $4,070,600          n/a      $8,086,600
                             ===      ==========          ===     ==========          ===      ==========

_________________
(1) Includes Additional Shares, Unit Warrants, Additional Warrants, Placement Warrants, and Additional Placement Warrants.
(2)  Before deducting the Offering Costs.
(3) Each Unit Warrant's initial exercise price is $8.00 per share but will be reduced automatically and permanently to $2.00 if the Company fails to generate the Revenue Amount on or before November 30, 1998. (See "Description of Securities.")
(4) Each Placement Warrant's initial exercise price is $4.00 per share but will be reduced automatically and permanently to $2.00 if the Company fails to generate the Revenue Amount on or before November 30, 1998. (See "Description of Securities.")
(5)  Represents a weighted average.

(6)  As of May 31, 1998.
(7)  Net of the Offering Costs.
================================================================================

         If the Company generates 50% of the Revenue Amount ($12,000,00), as to the occurrence of which there can be no assurance, on or before November 30, 1998, it will be required to issue 753,000 Additional Shares, grant 753,000 Additional Warrants and 150,600 Additional Placement Warrants, and the strike prices associated with the Warrants shall be adjusted automatically and permanently as set forth herein under the caption "Description of Securities." Thus, if all of the Warrants, which represent shares of Common Stock being registered hereby, were exercised (as to which exercise there can be no assurance), 2,259,000 shares of Common Stock would be issued at an average price per share of $1.27, and the pro forma net tangible book value of the Company as so adjusted at May 31, 1998, would be $6,530,400 (net of Offering Costs), or $0.71 per share of Common Stock, representing an immediate increase in net tangible book value of approximately $0.18 per share to present holders of Common Stock and an immediate dilution of $0.56 per share to new investors. (See "Risk Factors.")

         The following table illustrates the per share dilution if the shares of Common Stock registered hereby are purchased by different groups of security holders exclusively, assuming that the Company generates 50% of the Revenue Amount ($12,000,000). It does not include any shares of Common Stock registered for sale hereby for the account of any of the Selling Shareholders. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares.

========================================================================================================================
                                                                                    Additional
                          Additional        Unit        Additional    Placement     Placement          All New
                            Shares        Warrants       Warrants      Warrants      Warrants        Investors(1)
                            ------        --------       --------      --------      --------        ---------
     Public offering
  price per share(2)         $0.00          $2.00(3)      $2.00         $2.00(4)        $1.00           $1.27(5)
                             =====          =====         =====         =====           =====           =====

        Net tangible
      book value per
      share prior to
         offering(6)         $0.53          $0.53         $0.53         $0.53           $0.53           $0.53

    Change per share
     attributable to
    new investors(7)        ($0.06)         $0.09         $0.14         $0.02           $0.01           $0.18(5)
                            -------         -----         -----         -----           -----           -----

       Pro forma net
       tangible book
     value per share
   after offering(7)         $0.47          $0.62         $0.67         $0.55           $0.54           $0.71(5)
                             =====          =====         =====         =====           =====           =====

        Dilution per
        share to new
        investors(7)        ($0.47)         $1.38         $1.33         $1.45           $0.46           $0.56(5)
========================================================================================================================
        Total shares
      outstanding(6)     6,977,501      6,977,501     6,977,501     6,977,501       6,977,501       6,977,501

   Shares offered to
       new investors       753,000        502,000       753,000       100,400         150,600       2,259,000
                           -------        -------       -------       -------         -------       ---------

  Total shares after
        purchase by
      new investors      7,730,501      7,479,501     7,730,501     7,077,901       7,128,101       9,236,501
========================================================================================================================
       Net tangible
      book value(6)     $3,709,000     $3,709,000    $3,709,000    $3,709,000      $3,709,000      $3,709,000

  Investment by new
          investors             $0     $1,004,000    $1,506,000      $200,800        $150,600      $2,861,400
                                --     ----------    ----------      --------        --------      ----------

      Pro forma net
      tangible book
        value after
        offering(7)     $3,669,000     $4,673,000    $5,175,000    $3,869,800      $3,819,600      $6,530,400
                        ==========     ==========    ==========    ==========      ==========      ==========

_______________
(1) Includes Additional Shares, Unit Warrants, Additional Warrants, Placement Warrants, and Additional Placement Warrants.
(2)  Before deducting the Offering Costs.
(3) Each Unit Warrant's initial exercise price is $8.00 per share but will be reduced automatically and permanently to $2.00 if the Company fails to generate the Revenue Amount on or before November 30, 1998.
     (See "Description of Securities.")
(4) Each Placement Warrant's initial exercise price is $4.00 per share but will be reduced automatically and permanently to $2.00 if the Company fails to generate the Revenue Amount on or before November 30, 1998.
     (See "Description of Securities.") (5) Represents a weighted average.
(5)  Represents a weighted average.

(6)  As of May 31, 1998.
(7)  Net of the Offering Costs.
================================================================================

         If the Company fails to generate the Revenue Amount on or before November 30, 1998, and if all of the Additional Shares are issued, and if all of the Unit Warrants and Placement Warrants, which represent shares of Common Stock being registered hereby, were exercised (as to which exercise there can be no assurance), and if all of the Additional Warrants and Additional Placement Warrants, which represent shares of Common Stock being registered hereby, are granted and exercised (as to which exercise there can be no assurance), 3,915,600 shares of Common Stock would be issued at an average price per share of $1.15, and the pro forma net tangible book value of the Company as so adjusted at May 31, 1998, would be $8,187,000 (net of Offering Costs), or $0.75 per share of Common Stock, representing an immediate increase in net tangible book value of approximately $0.22 per share to present holders of Common Stock and an immediate dilution of $0.40 per share to new investors. (See "Risk Factors.")

         The following table illustrates the per share dilution if the shares of Common Stock registered hereby are purchased by different groups of security holders exclusively, assuming that the Company fails to generate any of the Revenue Amount. It does not include any shares of Common Stock registered for sale hereby for the account of any of the Selling Shareholders. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares.

===================================================================================================================
                                                                                         Additional
                           Additional      Unit        Additional       Placement         Placement      All New
                             Shares      Warrants       Warrants        Warrants          Warrants     Investors(1)
                             ------      --------       --------        --------          --------     ---------
       Public offering
    price per share(2)        $0.00         $2.00(3)       $2.00            $2.00(4)        $1.00          $1.15(5)
                              =====         =====          =====            =====           =====          =====

          Net tangible
        book value per
        share prior to
           offering(6)        $0.53         $0.53          $0.53            $0.53           $0.53          $0.53

      Change per share
       attributable to
      new investors(7)       ($0.10)        $0.09          $0.26            $0.02           $0.02          $0.22(5)
                            -------         -----          -----            -----           -----          -----

         Pro forma net
         tangible book
       value per share
     after offering(7)        $0.43         $0.62          $0.79            $0.55           $0.55          $0.75(5)
                              =====         =====          =====            =====           =====          =====

          Dilution per
          share to new
          investors(7)       ($0.43)        $1.38          $1.21            $1.45           $0.45          $0.40(5)
=================================================================================================================
          Total shares
        outstanding(6)    6,977,501     6,977,501      6,977,501        6,977,501       6,977,501      6,977,501

     Shares offered to
         new investors    1,506,000       502,000      1,506,000          100,400         301,200      3,915,600
                          ---------       -------      ---------          -------         -------      ---------

          Total shares
     after purchase by
         new investors    8,483,501     7,479,501      8,483,501        7,077,901       7,278,701     10,893,101
=================================================================================================================
          Net tangible
         book value(6)   $3,709,000    $3,709,000     $3,709,000       $3,709,000      $3,709,000     $3,709,000

         Investment by
         new investors           $0    $1,004,000     $3,012,000         $200,800        $301,200     $4,518,000
                                 --    ----------     ----------         --------        --------     ----------

         Pro forma net
         tangible book
           value after
           offering(7)   $3,669,000    $4,673,000     $6,681,000       $3,869,800      $3,970,200     $8,187,000
                         ==========    ==========     ==========       ==========      ==========     ==========

_________________
(1) Includes Additional Shares, Unit Warrants, Additional Warrants, Placement Warrants, and Additional Placement Warrants.
(2)  Before deducting the Offering Costs.
(3) Each Unit Warrant's initial exercise price is $8.00 per share but will be reduced automatically and permanently to $2.00 if the Company fails to generate the Revenue Amount on or before November 30, 1998.
     (See "Description of Securities.")
(4) Each Placement Warrant's initial exercise price is $4.00 per share but will be reduced automatically and permanently to $2.00 if the Company fails to generate the Revenue Amount on or before November 30, 1998.
     (See "Description of Securities.") (5) Represents a weighted average.
(5)  Represents a weighted average.

(6)  As of May 31, 1998.
(7)  Net of the Offering Costs.

--------------------------------------------------------------------------------
                                USE OF PROCEEDS
--------------------------------------------------------------------------------

         The maximum net proceeds, if any, to be received by the Company from the exercise of Warrants are estimated to be $7,730,800. The Offering Costs are estimated to be approximately $40,000. The Offering Costs are the direct costs and expenses that the Company has borne and estimates that it will subsequently bear in conducting this offering, and include federal and state registration fees, accounting and legal fees, engraving fees, and other fees and expenses directly related to this offering. Due to the on-going nature of these fees, the amount presented is an estimate.

         The net proceeds, if any, received by the Company from the exercise of the Warrants will be added to working capital and used for general corporate operating purposes. These purposes may include the acquisition of complementary business or product line; however the Company has not entered into an understand or agreement for any such acquisition. Pending use, the proceeds will be invested in short-term, interest-bearing securities. The Company will not receive any proceeds from the sale of shares of Common Stock offered for the account of the Selling Shareholders, or from the issuance of the Additional Shares, or from the grant of the Contingent Warrants, unless some or all of the Contingent Warrants are exercised. There can be no assurance that any Warrants will be exercised.

         Based on its current operating plan, the Company anticipates that the proceeds of the Offering, if any, together with existing resources and cash generated from operations, if any, will be sufficient to satisfy the Company's contemplated cash requirements for at least 12 months. There can be no assurance, however, that the Company's cash requirements during this period will not exceed its available resources or that these funds will be sufficient to meet the Company's longer term cash requirements for operations. In the event the Company's plans or assumptions change or prove to be inaccurate, or the net proceeds of the Offering, if any, together with cash generated from future revenues, if any, prove to be insufficient to fund operations (due to unanticipated expenses, problems, or other factors), the Company may find it necessary and/or advisable to seek additional financing or curtail its operations. There can be no assurance that additional funds will not be required earlier than anticipated. The Company has no firm arrangements to obtain any additional financing and there can be no assurance that the Company will be able to do so at an acceptable cost, if at all. (See "Forward Looking Information," "Risk Factors," and "Plan of Distribution.")

--------------------------------------------------------------------------------
                              RECENT DEVELOPMENTS
--------------------------------------------------------------------------------

LITIGATION.

Former Employees.

         On April 13, 1998, the Company filed a Complaint for Damages, Injunctive Relief and Possession of Personal Property in the Superior Court for Orange County, California, styled Veronex Technologies, Inc., v. John F. Denman,
                                  ---------------------------------------------
Michael R. Benson, Li C. Zha, aka Charlie Zha; and Does 1 through 50, inclusive,
--------------------------------------------------------------------------------
Case No. 792982. The named defendants in the action are three former employees of the Company. The Company alleged that the named defendants wrongfully took the Company's intellectual property for their own use. In related actions, on July 7, 1998, Messrs. Denman and Zha filed a Demand for Arbitration with the Orange County, California, office of JAMS/Endispute, Inc., in respect of certain employment-related issues and the third named defendant filed a cross-complaint alleging unfair competition in respect of the Company's intellectual property. On or about February 20, 1998, Betty B. Lee, a former employee of the Company, commenced an action against the Company by filing a Demand for Arbitration with the Irvine, California, office of the American Arbitration Association, Case No. 80 160 00047 98X. Ms. Lee alleged that she was wrongfully terminated by the Company and was seeking monetary damages. The Company filed a counterclaim, and asserted that her termination was the result of numerous breaches by her of her employment agreement, breaches of her fiduciary duty to the Company, and other improper and actionable conduct in which she engaged.

         On August 27, 1998, Messrs. Denman, Benson, and Zha, Ms. Lee, and the Company entered into a settlement agreement and mutual general release, pursuant to which (i) the Company dismissed, with prejudice, its lawsuit against Messrs. Denman, Benson, and Zha, and its arbitration counterclaims against Ms. Lee; (ii) Messrs. Denman and Zha dismissed, with prejudice, their arbitration proceedings against the Company and all claims contained therein; (iii) Ms. Lee dismissed, with prejudice, her arbitration proceedings against the Company and all claims contained therein; and (iv) Mr. Benson dismissed, with prejudice, his cross-complaint against the Company. The settlement agreement and mutual general release also provided for the following: (i) the return of the Company's intellectual property and an agreement by Messrs. Denman, Benson, and Zha and Ms. Lee not to use, disclose, distribute, provide, or transmit, in any fashion, the Company's confidential, proprietary or trade secret information; (ii) Messrs. Denman, Benson, and Zha and Ms. Lee each acknowledged that any prior statements made by any of them, or that were attributed or attributable to any of them, to any person or entity concerning the Company's I/NOVA System ("System") were based upon their incomplete information concerning the System, that each is unaware of the current functions and parameters of the System and that each has no personal knowledge as to the current state of the System, and each of them retracted each such prior statement; and (iii) confirmed the cancellation of stock options granted by the Company to Ms. Lee for the purchase of up to 40,000 shares of its Common Stock and confirmed the exercisability of stock options granted by the Company to Ms. Lee for the purchase of up to 60,000 shares of its Common Stock.

Shelley Lawsuit.

         On June 26, 1998, Promax Conceptual Strategies, a California corporation ("Promax"), and Gerald N. Shelley, an individual, filed a Complaint for Damages and Injunctive Relief in the Superior Court for Orange County, California, styled Promax Conceptual Strategies, a California corporation;
                   ------------------------------------------------------
Gerald N. Shelley, an individual, v. International Veronex Resources Ltd.; Jack
-------------------------------------------------------------------------------
Lazor, an individual; Tom Price, an individual; and Does 1 through 100,
----------------------------------------------------------------------
inclusive, Case No. 796168. On August 18, 1998, the plaintiffs filed a First
---------
Amended Complaint for Damages and Injunctive Relief in response to the defendants' Motion to Strike and Demurrer. The plaintiffs in that amended action alleged that (i) the Company and Does 1 through 100 interfered with the plaintiffs economic relationship; (ii) the named defendants breached their fiduciary duties owed to the plaintiffs; (iii) the named defendants hold certain assets as constructive trustee for the benefit of the plaintiffs; (iv) an accounting must be made of all amounts owed to Mr. Shelly by the Company and its wholly owed subsidiary, PCS Acquisition Corp., a California corporation, and Does 1 through 100; (v) the Company and Does 1 through 100 have engaged in unfair competition; (vi) the Company and Does 1 through 100 have engaged in false and misleading advertising; and (vii) a judicial determination of the parties respective rights and duties and a declaration is necessary and appropriate. The Company and the other named defendants vigorously deny the plaintiffs' allegations and, on September 24, 1998, filed a Demurrer and a Motion to Strike various causes of actions alleged in such first amended complaint.

Malicious Prosecution Lawsuit.

         On August 22, 1997, the Company, Nordell International Resources, Ltd., a wholly-owned subsidiary of the Company ("Nordell"), and David A. Hite ("Hite") (collectively referred to as "Hite, et al.") filed a lawsuit in the Superior Court of California in Los Angeles for, among other issues, malicious prosecution, fraud and a net profits accounting from and against Triton Energy Corp., Triton Energy Limited, Triton Indonesia, Inc. (a.k.a. Servoc Corp.) (collectively referred to as "Triton") for the Enim Oil Field joint venture project, styled Hite, et al. v. Triton Energy Corp., et al., Case No. CV 97-7146
                -------------------------------------------
JMI(XCt) (Hite, et al. v. Triton). On September 27, 1997, Triton, through a
          ----------------------
"removal" procedure, transferred the case to the United States District Court for the Central District of California.

         In October 1997, Triton filed a Motion to Dismiss the Complaint. Hite, et al. opposed Triton's Motion to Dismiss. The District Court ordered a stay of the case pending the resolution of the Nordell v. Triton appeal and reserved its
                                       -----------------
earlier ruling on Triton's motion to dismiss. After the Court of Appeals order denying Nordell's appeal in the Nordell v. Triton case, the District Court in
                                -----------------
this Hite, et al. v. Triton action ordered both sides to submit supplemental
     ----------------------
briefing on what impact, if any, the Nordell v. Triton appellate decision has on
                                     -----------------
the Hite, et al. v. Triton case. Both sides filed their supplemental briefs with
    ----------------------
the District Court.


         On September 1, 1998, the District Court entered its Order granting in part and denying in part Triton's Motion to Dismiss. As a result of this Order, the District Court dismissed all of Nordell's claims, with prejudice. The District Court also dismissed all of the Company's and Hite's causes of action against Triton except for the Company's and Hite's individual causes of action against Triton regarding malicious prosecution and abuse of process, pled as the first and second causes of action respectively of the Complaint. The Company and Hite plan to pursue vigorously these two remaining causes of action. The Company, Nordell, and Hite may be precluded from appealing the District Court's dismissal of the remaining claims until the entire case is resolved as to all parties.

Options to Purchase Securities From Registrant or Subsidiaries.

     As at August 31, 1998, the following stock options to purchase the Company's shares were outstanding to various directors and employees:

                            Number of     Exercise        Expiration
     Name                    Shares     Price (Cdn.$)      Date
     ----------------------------------------------------------------
     Betty Lee               60,000       $ 2.25        Jul. 31/1999
     Philippe Niemetz        25,000       $ 8.45        Nov. 11/2002
     Walter DeCanio          25,000       $ 8.45        Nov. 11/2002
     Sandra M. Milligan      25,000       $ 6.58        Nov. 12/2002
     J. Lewis Dillman        45,000       $ 6.58        Nov. 12/2002
     Pru Zerny               10,000       $ 6.58        Nov. 12/2002
     Peggy Martin            40,000       $ 6.58        Nov. 12/2002
     David Wooldridge        50,000       $ 6.58        Nov. 12/2002
     Jay Geier               25,000       $ 6.58        Nov. 12/2002
     Gerald Lamont           20,000       $ 6.58        Nov. 12/2002
     Tanuja deSilva          10,000       $ 6.58        Nov. 12/2002
     Theodore G. Elser       25,000       $ 6.59        Nov. 13/2002
     Wayne Walters           25,000       $ 6.59        Nov. 13/2002
     Edward J. Mulleady      75,000       $ 5.44        Dec.  1/2002
     Summerlyn Gorbould      15,000       $ 9.87        Aug. 13/2002
     Michael Miller          25,000       $ 5.94        Mar. 23/2003
     Rebecca Scott           10,000       $10.44        Jul. 15/2003
                            -------
                            510,000
                            =======

Contingent Options - Three-Year Term.

     The following contingent, earn-out options are allocated from the Company's 1997 Contingent Stock Option Plan, the options for which shall vest on the same contingent, earn-out basis as those reserved for contingent issuance to Promax:

                                 Number of     Exercise        Expiration
     Name                         Shares      Price (Cdn.$)       Date
     ----------------------------------------------------------------------
     Terry Goodbody             100,000        $ 3.13         Aug.  1, 2000
     Tony Speed                 100,000        $ 3.13         Aug.  1, 2000
     David Wilson                40,000        $ 3.13         Aug.  1, 2000
     Mike Schaefer               25,000        $ 3.13         Aug.  1, 2000
     Gary Caltharp               50,000        $ 3.13         Aug.  1, 2000
     Jeanna Cobalis              20,000        $ 3.13         Aug.  1, 2000
     Constance Cannon            25,000        $ 7.89         Oct.  6, 2000
     Ed Mulleady                 75,000        $ 5.44         Dec.  1, 2000
     Robert E. Enright          200,000        $ 5.69         Feb. 13, 2001
     Desiree Peterson            20,000        $ 5.60         Dec. 10, 2000
     Phillip Harrington          40,000        $ 3.85         Jan. 22, 2001
     Andrew Zide                 40,000        $ 5.60         Jan. 16, 2001
     Millie Egerton              20,000        $ 5.45         Mar. 13, 2001
     Maxine English              20,000        $ 5.45         Mar. 13, 2001
     Charles E. Armstrong        40,000        $10.33         May  27, 2001
     Richard Williams            30,000        $ 9.71         Jun.  8, 2001
     Gregg Puckett               30,000        $10.71         Jun. 22, 2001
     Theodore G. Elser           40,000        $ 5.37         Mar.   6/2001
     William P. Habig            40,000        $ 5.37         Mar.   5/2001
                                -------
                                955,000
                                =======

Earnout Options - Three-Year Term.

                               Number of      Exercise      Expiration
     Name                       Shares     Price (Cdn.$)      Date
     --------------------------------------------------------------------
     John C. Lazor              20,000       $ 0.90       Jan. 14, 2000
     Beverly Lazor-Bahr         20,000       $ 0.90       Jan. 14, 2000
     Shirley Lazor              20,000       $ 0.90       Jan. 14, 2000
     Siamak Elghanian           20,000       $ 0.90       Jan. 14, 2000
     Eddie Lepkowski            20,000       $ 0.90       Jan. 14, 2000
     Ralph T. McCabe           300,000       $ 0.90       Jan. 14, 2000
     Art Kotowitz               20,000       $ 0.90       Jan. 14, 2000
     Pat McNiff                 20,000       $ 0.90       Jan. 14, 2000
     Lorraine DeBaca-
       Rodriguez                10,000       $ 0.90       Jan. 14, 2000
     Pravin Parmar              20,000       $ 0.90       Jan. 14, 2000
     Chelly D. Speed            12,000       $ 0.90       Jan. 14, 2000
     Nina Alvarez-
       Shumway                  12,000       $ 0.90       Jan. 14, 2000
                               -------
                               494,000
                               =======

EARNOUT PERIOD EXTENDED.

     At the Company's Annual General Meeting of Stockholders held September 21, 1998, the stockholders of the Company voted to extend the deadline from November 30, 1998 until November 30, 1999, before which (i) shares of Common Stock are available for earnout under the Purchase Agreement and under that certain Merger Agreement made by and among the Company, Promax, and PCS Acquisition Corp., a California corporation, respectively, and (ii) options may be granted and vest under the Company's 1997 Contingent Stock Option Plan. The extension of the earnout period applies to the 6,400,000 shares of Common Stock available for earnout by Mr. Price under the Purchase Agreement, the 3,500,000 shares of Common Stock available for earnout by Promax under the Merger Agreement, and the 2,000,000 shares allocated to the Company's 1997 Contingent Stock Option Plan.

--------------------------------------------------------------------------------
                             SELLING SHAREHOLDERS
--------------------------------------------------------------------------------

          The following table sets forth certain information with respect to the Selling Shareholders' beneficial ownership of the Company's Common Stock as of August 31, 1998. Other than Mr. Robert E. Enright, none of the Selling Shareholders has had any material relationship within the past three years with the Company or any of its predecessors or affiliates. Mr. Enright served as the Company's Vice President of Sales between February and October 31, 1998.


                                                 Beneficial Ownership                Beneficial Ownership
                                                   Prior to Offering                    After Offering
                                                 --------------------               -----------------------
                                                 Number                 Shares to   Number
Shareholder Name                                 of Shares   Percent    be Sold(1)  of Share       Percent
----------------------------------------------------------------------------------------------------------------
Jose Maria Salema Garcao                         100,000     1.43%      100,000          0           0%
Fred C. Hoeppner & Margaret J. Hoepner            10,000     0.14%       10,000          0           0%
James L. Kurtz                                    25,000     0.36%       25,000          0           0%
George Scritchfield & Cynthia H. Scritchfield     10,000     0.14%       10,000          0           0%
Jay R. & Marshal L. Bloom                         10,000     0.14%       10,000          0           0%
Jay Robert Bloom                                   5,000     0.07%        5,000          0           0%
Paul C. Kalvin & Irene Kalvin                     11,000     0.16%       11,000          0           0%
Michael H. Male & Judith R. Male                   5,000     0.07%        5,000          0           0%
Richard Adler & Marcella Adler Living Trust       10,000     0.14%       10,000          0           0%
Viola M. Enright & Robert E. Enright              50,000     0.71%       50,000          0           0%
Seaview Investment Group                          50,000     0.71%       50,000          0           0%
Carlos J. Villaneuva                              10,000     0.14%       10,000          0           0%
Viola M. Enright & Robert E. Enright              12,500     0.18%       12,500          0           0%
Frank K Kriz, Jr. MD                              10,000     0.14%       10,000          0           0%
Frank K Kriz, Jr. MD PA Pension Plan Trust        10,000     0.14%       10,000          0           0%
John J. Yanapoulos                                10,000     0.14%       10,000          0           0%
Rodolfo Hernandez                                 10,000     0.14%       10,000          0           0%
Armando J Guerra & Maria C. Guerra                10,000     0.14%       10,000          0           0%
Rodney R. Schomenn                                10,000     0.14%       10,000          0           0%
Jose A. & Ileana Garcia                           10,000     0.14%       10,000          0           0%
Hi Tel Group Inc.                                 20,000     0.29%       20,000          0           0%
Pablo Andrade                                     10,000     0.14%       10,000          0           0%
P. H. Walker Construction Corp.                   10,000     0.14%       10,000          0           0%
Angela Joy Coppola                                 7,500     0.11%        7,500          0           0%
Paul Grover                                        1,000     0.01%        1,000          0           0%
Hathaway Partners Investments, L.P.               35,000     0.50%       35,000          0           0%
JLA Partners Ltd.                                 10,000     0.14%       10,000          0           0%
Roy & Cathleen Mollard                            10,000     0.14%       10,000          0           0%
Jan Nordmark                                       5,000     0.07%        5,000          0           0%
Management Plus Inc. Pension Trust                 5,000     0.07%        5,000          0           0%
Camalyn Randolph                                  10,000     0.14%       10,000          0           0%
                                                 -------     -----      -------          -           --
                                    Total        502,000     7.12%      502,000          0           0%
                                                 =======     =====      =======          =           ==

_______________________
(1) Assumes that all Selling Shareholders sell all of their Selling Shareholder Shares.

--------------------------------------------------------------------------------
                              PLAN OF DISTRIBUTION
--------------------------------------------------------------------------------

         With respect to all securities offered hereby, the Company will not employ the services of any person to offer for sale or purchase, sell, purchase, distribute, or assist in any of the same. There may not be any direct relation between the exercise price of the Warrants or the issuance price of the Additional Shares and the assets, book value, shareholder's equity or net worth of the Company. Neither the exercise price of the Warrants nor the issuance price of the Additional Shares should be considered an indication of the actual value of the Company or of the Common Stock. The Company does not participate in determining the prices at which the Selling Shareholders may offer their shares of Common Stock to the public. All costs and expenses incurred in the sale and issuance of the securities registered hereby will be borne by the Company, including all costs and expenses incurred by the Selling Shareholders in the registration of the Selling Shareholder Shares.


--------------------------------------------------------------------------------
                                  LEGAL MATTERS
--------------------------------------------------------------------------------

         The validity of the securities offered hereby will be passed upon for the Company by Arter & Hadden LLP, Irvine, California.

         The consolidated balance sheet of Veronex Technologies, Inc. and its subsidiaries as of February 28, 1998, and May 31, 1998, respectively, and the related statements of operations, stockholders' equity, and cash flows for the Company's fiscal year ended February 28, 1998, and fiscal quarter ended May 31, 1998, have been incorporated by reference herein in reliance upon the report of Schvaneveldt & Company, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated balance sheet of Veronex Technologies, Inc. and its subsidiaries as of February 28, 1997, and the related statements of operations, stockholders' equity, and cash flows for the Company's fiscal year ended February 28, 1997, have been incorporated by reference herein in reliance upon the report of Coopers & Lybrand, Chartered Accountants, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Below is an itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered:

     Registration Fee - Securities and Exchange Commission..........  $  2,885
     Printing and Engraving Expenses................................  $     --
     Legal Fees and Expenses........................................  $ 25,000*
     Accounting Fees and Expenses...................................  $  7,500*
     Insurance Policy for Directors or Officers.....................  $     --
     Miscellaneous..................................................  $  4,615*
                                                                      --------
     Total..........................................................  $ 40,000*
                                                                      ========

     --------------
     *Estimated and subject to amendment


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Except as hereinafter set forth, there is no charter provision, by law, contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

STATUTORY PROVISIONS.

     Section 128 of the British Columbia Company Act of 1979, as amended (the "Company Act"), provides that a company may, with the approval of the court, indemnify a person who is a director or former director of the Company or a director or former director of a corporation of which the company is or was a shareholder, and the person's heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by the person, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been a director, including an action brought by the company or corporation, if, the person acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing that the person's conduct was lawful.

     Upon application, the court may make an order approving an indemnity under this section, the court may make any further order it considers appropriate, and the court may order notice to be given to any interested person.

     The provisions of Section 128 described above apply to officers or former officers of a company or of a corporation of which the company is or was a shareholder.

     A company may obtain insurance for the benefit of directors or officers against any liability incurred by the person as a director or officer.

ARTICLES OF INCORPORATION.

     Subject to the provisions of the Company Act, Part 19 of the Company's Articles of Incorporation provides that the Company shall indemnify each person serving or having served as a director, secretary or an assistant secretary of the Company or any combination thereof and the heirs and personal representatives of any such person against all costs, charges and expenses whatsoever, including legal fees and any amount paid to settle any action or proceeding or satisfy any judgment in respect of any threatened, pending or completed civil, criminal or administrative action or proceeding to which he is or they are or threatened to be made a party by reason of his being or having been a director, secretary or an assistant secretary of the Company or by reason of his serving or having served, at the request of the Company, as a director, officer, employee or agent of the Company or any other corporation, partnership, joint venture, trust or other enterprise or in any other capacity for any such or other entity whatsoever, including any action whether brought by the Company or any such entity as above described; provided that he shall have acted honestly and in good faith in the best interests of the Company or such entity and shall have exercised the care, diligence and skill of a reasonably prudent person in respect of the matter or matters giving rise to such threatened, pending or completed civil, criminal or administrative action or proceeding.

     The determination of any action, suit or proceeding by judgment, order, settlement, conviction or otherwise shall not, of itself, create presumption that the person did not act honestly and in good faith and in the best interests of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceeding, did not have reasonable grounds to believe that his conduct was lawful.

     The failure of a director or officer of the Company to comply with the provisions of the Company Act or the Company's Articles of Incorporation shall not invalidate any indemnity to which he is entitled under Part 19 of the Articles of Incorporation.

     Subject to the Company Act, the directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

     The directors may cause the Company to purchase and maintain insurance for the benefit of any person for whom and against any liability for which the directors shall or may cause the Company to provide indemnity pursuant to the Articles of Incorporation.

     The indemnification provided by Part 19 of the Articles of Incorporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any other part of the Articles of Incorporation, or any valid agreement, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such person. The indemnification provided by Part 19 of the Articles of Incorporation shall not be exclusive of any powers, rights, agreements or undertakings which may be legally permissible or authorized by or under any applicable law.

REGISTRATION RIGHTS AGREEMENTS.

     Section 5 of the Registration Rights Agreements entered into between the Company and each of the Unit Investors provide as follows:

         In connection with any registration statement relating to a sale of Restricted Registrable Securities, each seller thereof will furnish to the Company in writing such information and affidavits with respect to such seller as the Company reasonably requests for use in connection with any such registration statement (or prospectus contained therein) and will indemnify, to the extent permitted by law, the Company, its directors, its officers who sign the registration statement and each person who controls the Company (within the meaning of the Securities
         Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in such registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with such written information or affidavits relating to such seller furnished to the Company by such seller expressly for use therein. Notwithstanding the provisions of this Section 5(b), in no case shall any seller of Restricted Registrable Securities be liable or responsible for any amount in excess of the net proceeds received by such seller from the sale of the Restricted Registrable Securities of such seller which are included in any registration statement contemplated by this Agreement.

                                     * * *

         If the indemnification provided for in this Section 5 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute (on the basis of relative fault) to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses. The relative fault of such indemnifying and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 5(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. Notwithstanding the provisions of this
         Section 5(d)(i), in no case shall any seller of Restricted Registrable Securities be liable or responsible for any amount in excess of the net proceeds received by such seller from the sale of the Restricted Registrable Securities of such seller which are included in any registration statement contemplated by this Agreement.

                                     * * *

         No person guilty of fraudulent misrepresentation (within the meaning of Section 8(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                                     * * *

         If indemnification is available under this Section 5, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 5(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party.

PLACEMENT AGENT AGREEMENT.

         Section 12 of the Placement Agent Agreement made between the Company and the Placement Agent provides as follows:

         [The Placement Agent] agrees to indemnify and hold harmless the Company, its officers, directors, partners, employees, agents, and counsel and each person, if any, who control the Company within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act, to the same extent as the foregoing indemnify from the Company to [the Placement Agent], but only with respect to statements, if any, made in the Confidential Offering Memorandum, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by [the Placement Agent] concerning [the Placement Agent] expressly for inclusion in the Confidential Offering Memorandum, or any amendment or supplement thereto and violations or breaches of any representation, warranty, covenant or agreement contained or incorporated in the Agreement, provided, however, that [the Placement Agent's] obligations to provide indemnification hereunder shall be limited to the fees actually received by [the Placement Agent] pursuant to this Agreement. If any action shall be brought against the Company in respect of which indemnification may be sought against [the Placement Agent] pursuant hereto, [the Placement Agent] shall have the rights and duties given to the Company above, and the Company shall have the rights and duties so given to [the Placement Agent].

         Section 12 of the Placement Agent Agreement also provides:

         The Company, agrees to indemnify and hold harmless [the Placement Agent], its officers, directors, partners, employees, agents, and counsel, and each person, if any, who controls [the Placement Agent] within the meaning of Section 15 of the Act or Section 20(a) of the * * * Exchange Act * * * against any and all losses, claims, damages, obligations, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which [the Placement Agent] is a party), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with (a) an untrue statement or alleged untrue statem4ent of a material fact contained in, or omissions from the Offering Documents, including any amendment thereof or supplement thereto, or similar statements or omissions in or from any other information furnished by the Company to [the Placement Agent] or any prospective purchaser of the Securities in the Offering; (b) violations or breaches of any representation, warranty, covenant or agreement contained or incorporated in the Agreement or in any instrument, document, agreement or certificate delivered by the Company to [the Placement Agent] or any prospective purchaser of the Securities in the Offering; [the Placement Agent's] acting for the Company, including, without limitation, any act or omission by [the Placement Agent] in connection with its acceptance of or the performance or no-performance of its obligations under the Agreement; and (d) the Offering. The Company also agrees that [the Placement Agent] shall not have any liability, whether direct or indirect, in contract or tort (excluding intentional torts) to the Company for or in connection with the engagement of [the Placement Agent], except as provided below with respect to [the Placement Agent's] obligations to indemnify to the Company.

         These indemnification provisions shall be in addition to any liability which the Company may otherwise have to [the Placement Agent] or the person indemnified below in this sentence and shall extend to the following: [the Placement Agent], its affiliated entities, partners, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the officers, directors, employees, legal counsel, agents and controlling persons of any of them. All references to [the Placement Agent] in these indemnification provisions shall be understood to include any and all of the foregoing.

         In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and [the Placement Agent], on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements to which the indemnified person may be subject in accordance with the relative benefits received by the Company, on the one hand, [the Placement Agent], on the other hand, and also the relative fault of the Company, on the one hand, and [the Placement Agent], on the other hand, in connection with the statements, acts or omissions which resulted in such losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements and the person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, [the Placement Agent], shall not be obligation to contribute any amount hereunder that exceeds the amount of fees previously received by [the Placement Agent] pursuant to the Agreement.


ITEM 16.  EXHIBITS.

  5            Opinion of Arter & Hadden LLP, counsel to the Company.

10.1* Agreement of Sale dated July 12, 1995 between the Registrant and Martin J. Garo, Barbara A. Garo, Daniel R. Garo, Kevin W. Garo, Joe Jones, Damon Young, Lisa Anderson and Timothy O'Connor whereby the Registrant acquired four placer mining claims, all situate in Avawatz Mining District, County of San Bernardino, State of California, United States of America is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1995.

10.2* Director's Stock Option Agreement dated January 28, 1997 between the Registrant and David A. Hite is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

10.3* Director's Stock Option Agreement dated January 30, 1997 between the Registrant and Sandra M. Milligan is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

10.4* Director's Stock Option Agreement dated November 12, 1997 between the Registrant and J. Lewis Dillman is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.5* Director's Stock Option Agreement dated November 12, 1997 between the Registrant and Pru Zerny is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.


_____________________
*    Items so noted were previously filed.
[X]  Items so noted are filed herewith.

10.6* Director's Stock Option Agreement dated November 12, 1997 between the Registrant and Sandra M. Milligan is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.7* Employees Stock Option Agreement dated November 12, 1997 between the Registrant and Peggy Martin is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.8* 1997 Contingent Stock Option Planis incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.9* Agreement of Sale dated November 20, 1995 between the Registrant and David A. Hite and Timothy Hite whereby the Registrant acquired the Alexander Star #2 Claim, comprised of 160 acres and located in San Bernardino, California is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996.

10.10* Agreement of Sale dated November 20, 1995 between the Registrant and David A. Hite, Donna L. Hite, Timothy W. Hite and Bradley Hite whereby the Registrant was granted an option to acquire eight placer mining claims known as the Alexander Star #91-98 Claims, all l,280 acres and located in San Bernardino, California is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996.

10.11* Amending Agreement dated April 1, 1997 to the Property Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price, extending the date for receipt of all requisite regulatory approvals from June 30, 1997 to December 31, 1997 is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

10.12* Property Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price whereby the Registrant will acquire a 100% interest in and to certain software technology and intellectual property created by Thomas J. Price, known as the Automated Information Management (the "AIM Technology") is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

___________________
*    Items so noted were previously filed.
[X]  Items so noted are filed herewith.

10.13* Property Purchase Agreement effective August 1, 1997 between the Registrant and Terry G. Goodbody whereby the Registrant acquired a 100% interest in and to certain proprietary intellectual property created by Goodbody, known as the Archidata Technology is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.14* Stock Purchase Agreement dated the August 1, 1997 between the Registrant and Thomas A. Speed whereby the Registrant acquired a 100% interest in and to Mainstream Technologies, Inc., a California corporation is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.15 Warrant Agreement dated November 7, 1997 among the Registrant and each of the Unit Investors as part of the Registrant's Private Placement.

10.16 Placement Agent Agreement dated November 7, 1997 between the Registrant and the Placement Agent as part of the Registrant's Private Placement.

10.17 Strategic Alliance Agreement dated as of May 21, 1998 between the Registrant and AGISS Corporation, a Delaware corporation ("AGISS"), whereby the Registrant licensed to AGISS certain rights with respect to the Registrant's Y2K Solution and Related Software for a five-year period.

23.1 [X]       Consent of Arter & Hadden LLP.

23.2 [X]       Consent of Schvaneveldt & Company.

23.3           Consent of PriceWaterhouseCoopers.

24 [X]         Power of Attorney.

___________________
*    Items so noted were previously filed.
[X]  Items so noted are filed herewith.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, (i) the registrant's latest filing on Form 20-F, Form 40-F, or Form 10-K; and any filing on Form 10-Q, Form 8-K or Form 6-K incorporated by reference into the prospectus; (ii) the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------
                                  SIGNATURES
--------------------------------------------------------------------------------

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 29, 1998.

                                       VERONEX TECHNOLOGIES, INC.

                                          /s/ David A. Hite
                                       By: ------------------------------------
                                           David A. Hite,
                                           Chairman of the Board,
                                           Chief Executive Officer,
                                           Chief Financial Officer, and Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

    DATE                   SIGNATURE                    TITLE
    ----                   ---------                    -----

September 29, 1998      /s/  DAVID A. HITE       Chairman of the Board, Chief
                        -----------------------
                        David A. Hite            Executive Officer, Chief
                                                 Financial Officer, Director

September 29, 1998      /s/ THOMAS J. PRICE      President and Director
                        -----------------------
                        Thomas J. Price


September 29, 1998      /s/ SABDRA M. MILLIGAN   Director
                        -----------------------
                        Sandra M. Milligan


September 29, 1998      /s/ J. LEWIS DILLMAN     Director
                        -----------------------
                        J. Lewis Dillman


September 29, 1998      /s/ PRU ZERNY            Director
                        -----------------------
                        Pru Zerny

                                INDEX TO EXHIBITS



Number                         Description
--------------------------------------------------------------------------------
23.1      Consent of Arter & Hadden LLP.

23.2      Consent of Schvaneveldt & Company.

24        Power of Attorney.